Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Speranza Therapeutics, Inc.
433 Plaza Real Suite 275
Boca Raton, FL 33432
www.speranzatherapeutics.com

Up to $1,069,996.33 in Common Stock at $6.89
Minimum Target Amount: $9,997.39

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Speranza Therapeutics, Inc.
Address: 433 Plaza Real Suite 275, Boca Raton, FL 33432
State of Incorporation: DE
Date Incorporated: September 18, 2019

Terms:

Equity

Offering Minimum: $9,997.39 | 1,451 shares of Common Stock
Offering Maximum: $1,069,996.33 | 155,297 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.89
Minimum Investment Amount (per investor): $599.43

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time Based:

Friends and Family Early Birds

Invest within the first week and receive 15% Bonus Shares

Super Early Bird Bonus

Invest in the second week and receive 10% Bonus Shares

Early Bird Bonus

Invest in the third week and receive 5% Bonus Shares

Tier 1 - $5,000+

Invest $5,000+, and recieve 2% Bonus Shares

Tier 2 - $15,000+

Invest $15,000+, and recieve 5% Bonus Shares

Tier 3 - $30,000+

Invest $30,000+, and recieve 10% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Speranza Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.89 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $689. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Founded in 2019, Speranza Therapeutics, Inc. ("Speranza" or the "Company") is a medical technology and pharmaceutical company dedicated to providing better patient outcomes while decreasing the cost of care through its product portfolio. The Company distributes and clinically supports innovative drugs and medical devices that required FDA approval or clearance, targeting patients whose chronic illnesses and debilitating conditions are not being effectively addressed. The Company's mission is to focus on diseases and conditions that have been largely ignored due to a lack of focus from larger medical companies.

A key element to the Company's growth strategy is to acquire the rights to or develop, existing drugs and medical devices. Large pharmaceutical and device companies have increased the minimum market opportunity they require to commit marketing resources to their products. As a result, there are many products that are unsupported by such companies and are currently scheduled to be phased out or "sunsetted." Speranza believes that it can create significant value by developing or acquiring rights to a portfolio of such products, expanding its therapeutic uses and/or markets, improving or enhancing such products, and dedicating the appropriate amount of marketing and other resources to maximize the value of the Company's portfolio.

Our first product is an FDA-cleared neuromodulation medical device that is believed to work by the stimulation of the Vagus and Trigeminal nerves that cause a release of neuropeptides called endorphins. This release of endorphins dramatically reduces the symptoms of opioid withdrawal, which is considered a critical first step in a patient's road to opioid recovery. This product is currently launched and is available for sale.

The second product that we are currently preparing for FDA submission is called Soothe-OM. Soothe-OM will be an over-the-counter (OTC) product that will be used in a condition that develops in patients receiving chemotherapy and radiation treatment-related to head and neck cancers. The condition is called Oral Mucositis (OM). OM is a debilitating condition whereby patients develop soars in their mouth and before long have difficulty eating and drinking which causes patients to lose weight and the potential need to stop chemotherapy and radiation altogether, which could lead to death.

The companies sales model consists of two teams. 1) Inside sales team provides targeted emails to specific personnel that deals with care for patients with opioid use disorder (OUD). Once inside sales generate interest in the S.T. Genesis the account is then transferred to our trained sales representatives. 2) Sales representative's primary responsibility is to provide a detailed-professional sales presentation / Training / Samples and follow up to add as new accounts. This process has generated tremendous interest and brand awareness within the OUD space, and over the past 9 months has generated over 2000 emails sent with over 300 sales presentations to date.

Our market business model consists of 4 very targeted market phases. Attract - Convert - Close and Delight, Whereby Attract provides .. Emails/Social Media/Webinars-Education/Target Web Pages/Press Releases and blogs. Converts provide Forms/ Call to Action Landing Page/ Conferences and outbound sales efforts. Close provides Follow-Up/Links to video Collateral meetings/ Device Demos and Samples. Delight provides Patient Success Story/Positive Provider Experience. This process as also generated tremendous interest in the S.T. Genesis and allows us to follow the entire marketing process to a positive patient/provider experience.

The company's distribution/manufacturing model consists of the S.T. Genesis being manufactured in Chennai, India by Dyansys and distributed by an FDA-approved/Licensed US distributor called ProVen Pharma. ProVen Pharma is located in Plymouth Meeting, PA, and distributes the S.T. Genesis throughout the continental United States.

Speranza Therapeutics corporate structure consists of an executive management team including President-CEO/CFO/Medical Director and Chief Strategic Officer/ Board of Directors and field staff. The company has one subsidiary called Lotus Therapeutics. Lotus Therapeutics was added to Speranza Therapeutics during the Covid-19 pandemic to distribute FDA/EUA authorized Covid-19 Antigen/ Antibody tests from 2020 - May 2021.

It was created to separate our medical device and pharmaceutical divisions from our testing division in order to not to generate any brand confusion within their respective marketplaces. Owners of Speranza Therapeutics shares will also own shares of Lotus Therapeutics.

S.T. Genesis and Soothe-OM branded logo and product names have been submitted to the United States Patent and Trademark Office in July 2021, both are pending approval.

Speranza Therapeutics, Inc. was incorporated on September 18, 2019, as a domestic C-corporation under the laws of the state of Delaware. Its principal place of business is located in Boca Raton, Florida.

Competitors and Industry

Industry:

There were more than 100,000 overdose deaths in 2021—a 28.5% surge from the record numbers we saw in 2020. Nearly 75% of all overdoses involved opioids, 65% involved illicitly manufactured fentanyl and analogs, and 14% involved prescription opioids.

SOURCE: https://drugpolicy.org/issues/drug-overdose

In 1947, Methadone was the first medication introduced for opioid use disorder treatment with others such as buprenorphine and naloxone to follow in the 2000s. After decades of limited treatment options, S.T. Genesis and neuromodulation devices are the start of a new era in Opioid Use Disorder (OUD) treatment creating a paradigm shift in clinical protocols.

SOURCE: https://nida.nih.gov/publications/research-reports/medications-to-treat-opioid-addiction/efficacy-medications-opioid-use-disorder

The neuromodulation industry has gained tremendous popularity over the past several years. The ramp-up can be attributed to science-backed clinical trials and engineering of products that are showing remarkable results and outcomes in various disease modalities. Within the opioid addiction space, there are currently two other products that we compete with.

Neuromodulation works by the direct stimulation of nerves through electrical impulses that are initiated by a generator. The hypothesis is that these impulses stimulate the release of neuropeptides called endorphins. Especially for the ST Genesis, which is the generator, the stimulation of the Vagus and Trigeminal nerves create this release of endorphins, which it is believed to replace the opioid at the receptor site thereby creating a substantial decrease in opioid withdrawal symptoms. The science of neuromodulation has been known for years and other creative companies have developed medical devices to address such diseases as migraine headache/depression/ irritable bowel syndrome. We believe with further clinical trials the ST Genesis can be applied/approved/indicated for - other disease modalities and conditions such as Acute pain/Parkinson's disease and PTSD. The science of neuromodulation has gained wide medical acceptance over the past 5 years. The stimulation of the Vegas and Trigeminal nerves are starting to provide other through leaders to focus on other application of this science.

Competitors:

Spark Biomedical's "Sparrow" has a transcutaneous vs percutaneous medical device that does not have the same outcomes as the S.T. Genesis. The second is "The Bridge" owned by Masimo Medical. The Bridge has been commercially available for about 5 years, and it is the Company's opinion that it has been unable to capture a significant market share due to poor management and leadership.

Current Stage and Roadmap

Current Stage

Speranza Therapeutics has been in existence for 24 months and has generated significant interest in our product that solves the very big problem of the significant adverse effects associated with opioid withdrawal.

Speranza Therapeutics S.T. Genesis is FDA cleared, already launched, and is being sold in the United States. Soothe-OM is in development and slated to launch later this year. Speranza Therapeutics is in-between early growth and expansion stages of its life cycle.

1) ST Genesis - The product is an FDA-cleared neuromodulation medical device that is believed to work by the stimulation of the Vagus and Trigeminal nerves that cause a release of neuropeptides called endorphins. This release of endorphins dramatically reduces the symptoms of opioid withdrawal, which is considered a critical first step in a patient's opioid recovery. This product is currently launched and is available for sale.

2) There is a patent for neuromodulation devices manufactured by Dyansys, of which the ST Genesis falls under that patent. The patent is held by Dyansys.

3) Another product that we are currently preparing for FDA submission is called Soothe OM. Soothe OM will be an over-the-counter (OTC) product that will be used in a condition that develops in patients receiving chemotherapy and radiation treatment-related to head and neck cancers. The condition is called Oral Mucositis (OM). OM is a debilitating condition whereby patients develop soars in their mouth and before long have difficulty eating and drinking which causes patients to lose weight and the potential need to stop chemotherapy and radiation altogether, which could lead to death.

Future Roadmap

As of today, the company has two products. One that is currently selling is called the ST Genesis and the other, Soothe OM, will plan to launch in the next 4 months. We believe both products have the potential for major paradigm shifts in the way patients are treated today. Our vision is to continue to cause disruption in areas of medicine that we feel need dramatic improvement.

The company intends to continue the science of neuromodulation and advance the technology of the ST Genesis with an upgraded version of the ST Genesis v2.0 - which we pan will include advanced IP for the ST Genesis and a new 510k submission to the FDA. Within this space, we intend to add new FDA-cleared indications that can be added to ST Genesis' portfolio. In addition, the company plans to look at other products that we believe could be applied to indwelling catheter care space. Another area that needs improvement.

Speranza will move the manufacturing of S.T. Genesis to a US manufacturer. The company plans to develop an enhanced version of the product with Bluetooth and WiFi capabilities to allow for remote patient monitoring. Soothe-OM is projected to become widely available on the market as an over-the-counter product in independent and major chain pharmacies.

The Team

Officers and Directors

Name: Sal Rafanelli

Sal Rafanelli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: September 18, 2019 - Present
  Responsibilities: Mr. Rafanelli has overall responsibility for the business and operations of the Company. All management reports to Mr. Rafanelli. Currently Mr. Rafanelli has deferred a salary but is receiving equity compensation.

- **Position:** President
  Dates of Service: February 01, 2020 - Present
  Responsibilities: The general responsibility as the President of the company is to ensure that all employees are carrying out daily operations of the company. To make decisions and make certain that the strategic goals of the company are on track and being executed properly. Providing Leadership /Guidance and direction,

Other business experience in the past three years:

- **Employer:** BioMatrix
  Title: Board Member
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Determine and monitor the organization's programs and

services.

Name: Todd Krasinsky

Todd Krasinsky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer
  Dates of Service: January 02, 2020 - Present
  Responsibilities: Sales and Marketing; primary responsibility for sales of the S.T. Genesis. Currently Mr. Krasinsky has deferred a salary but is receiving equity compensation.

- **Position:** Director
  Dates of Service: January 02, 2020 - Present
  Responsibilities: Responsible for contributing to general business oversight and direction, and deciding the future strategy of the corporation.

Name: Joseph Bissonnette

Joseph Bissonnette 's current primary role is with Jackson Financial Consulting. Joseph Bissonnette currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: September 19, 2019 - Present
  Responsibilities: To provide/account for all the financial aspects of the company. Budgets/Projections/Forecasts and Funding

Other business experience in the past three years:

- **Employer:** local accounting business in CT - Joseph Bissonnette general accounting firm
  Title: Owner of the accounting firm
  Dates of Service: September 01, 1990 - January 01, 2020
  Responsibilities: Corporate and Private Tax accounting and consulting.

Other business experience in the past three years:

- **Employer:** Audibert Bissonette & co LLC
  Title: retired partner (advisor)
  Dates of Service: October 21, 2020 - Present
  Responsibilities: Advisor to firm and clients on a part time, as needed basis

Other business experience in the past three years:

- **Employer:** Jackson Financial Consulting
  Title: owner
  Dates of Service: June 30, 2021 - Present
  Responsibilities: Specialty Financial consulting provided to clients with specific financial needs.

Name: Vaughn Bell, MDiv, CEI

Vaughn Bell, MDiv, CEI's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** SVP Growth Strategy
  Dates of Service: August 10, 2020 - Present
  Responsibilities: Oversee all Sales and Marketing for the ST Genesis Division. Compensation is $215,000 +9,000 equity

Other business experience in the past three years:

- **Employer:** Pinnacle Treatment Centers
  Title: SVP of Business Development
  Dates of Service: May 10, 2019 - July 31, 2020
  Responsibilities: Oversee all sales and Marketing for entire company

Other business experience in the past three years:

- **Employer:** Landmark Recovery
  Title: Chief Business Development Officer
  Dates of Service: January 01, 2018 - March 01, 2019
  Responsibilities: Oversee all sales, marketing and admissions for Entire company

Other business experience in the past three years:

- **Employer:** VPB Management Consulting Services
  Title: President
  Dates of Service: October 01, 2016 - Present
  Responsibilities: Executive Consulting in the Behavioral Health field to include sales, sales training, marketing and operations consulting, market research, start ups, sales leadership coaching, management coaching, and executive coaching. Clients have included venture capital firms, medical practices, behavioral health hospital and treatment companies, telepsychiatry, Autism and ABA facilities and

other clinical practice settings. As a certified Interventionist I also offer addiction interventions and assist with treatment placement. This is Vaughn's private consulting business.

Name: Scott Kalcic

Scott Kalcic's current primary role is with 21st Century Century IT Consulting Inc.. Scott Kalcic currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer (CTO)
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Management of Information Technology - Scott works 25 hours a week, and does not receive any compensation for this role at this time.

Other business experience in the past three years:

- **Employer:** 21st Century Century IT Consulting Inc.
  Title: CEO - Owner
  Dates of Service: July 01, 2008 - Present
  Responsibilities: Senior Technology Consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
• An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock, par value $0.0001 per share (the "Securities"), should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's

Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
While we are currently selling the S.T. Genesis under third party rights through a license, we are currently in development to create a patented and improved version of the S.T. Genesis in which the Company would have full and protectible U.S. and international patent protected rights. In addition, the Smooth - OM oral rinse is coming off patent in the next 4 months and as such, permits the Company to create its own version of that product. We have engineering rendered blue prints of the Company's version of the newly enhanced and improved S.T. Genesis product, it is still in the research and development stage and are awaiting funding to manufacture a prototype for the S.T. Genesis. While management believes that the product will be successfully completed, delays or cost overruns in the development of the S.T. Genesis or the failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We my be competing against larger, better capitalized and/or more established companies who currently have products on the market and/or various respective product development programs. They may have greater financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing similar products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify, particularly in the opioid withdrawal market.

We are an early stage company and have limited revenue and operating history
The Company has a short operating history, has few customers, and limited revenues associated with S.T. Genesis and none from Smoothe - OM. If you are investing in the Company, it's because you think that the S.T. Genesis and Smoothe - OM are good concepts and that the Company's management team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Competition
In each of our product lines we compete with local, national and global companies. The development of new and innovative products is important to our success in all areas of our business. Competition in research involving the development and improvement of new and existing products and processes is particularly significant. The competitive environment requires substantial investments in continuing research and maintaining sales forces. We believe our commitment to innovation differentiates us in the highly competitive product categories in which we operate and, if our offering is successful, will enable us to compete effectively. We believe that our competitive position in the future will depend to a large degree on our ability to develop the new generation of the S.T. Genesis and to acquire patent protection for

such device.

Regulation

Our business is subject to varying degrees of governmental regulation in the countries in which we operate, and the general trend is toward increasingly stringent regulation. In the United States the Medical Device Amendments of 1976 to the Federal Food, Drug and Cosmetic Act and its subsequent amendments and the regulations issued and proposed thereunder provide for regulation by the FDA of the design, manufacture and marketing of medical devices, including our products. Many of our new products fall into FDA classifications that require notification submitted as a 510(k) and review by the FDA before we begin marketing them. Future products may require extensive clinical testing, consisting of safety and efficacy studies, followed by pre-market approval (PMA) applications for specific surgical indications. Certain of our products also fall under the FDA's drug classification, as well as other FDA classifications. There are also certain requirements of state, local and foreign governments that must be complied with in the manufacture and marketing of our products. The member states of the European Union (EU) adopted the European Medical Device Directives, which form a single set of medical device regulations for all EU member countries. These regulations require companies that manufacture and distribute medical devices in EU member countries to meet certain quality system requirements and obtain CE marking for their products. Initiatives to limit the growth of general healthcare expenses and hospital and addiction clinic costs are ongoing in the markets in which we do business. These initiatives are sponsored by government agencies, legislative bodies and the private sector and include price regulation and competitive pricing. It is not possible to predict at this time the long-term impact of such cost containment measures on our future business. In addition, business practices in the healthcare industry are scrutinized, particularly in the United States, by federal and state government agencies. The resulting investigations and prosecutions carry the risk of significant civil and criminal penalties. This is particularly the case for the improper billing and coding of claims submitted for products similar to the S.T. Genesis. While the Company takes significant efforts to instruct physicians, healthcare providers and facilities not to bill and code improperly, there can be no assurances that such parties will do so and as such, may cause increased scrutiny of the Company's practices.

We may Require Additional Capital in the Future that May Not Be Available or Available on Terms that are Unfavorable

Our future capital requirements will depend on many factors, including operating requirements, new products that we add to our portfolio, and future growth or contraction of our business. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected by our then current balance sheet, debt levels, unfavorable changes in economic conditions or uncertainties that affect the capital markets. Higher borrowing costs or the inability to access capital markets could adversely affect our ability to support future growth and operating requirements.

Legal and Regulatory Risks - Data Privacy and Security

We are subject to privacy, data protection and data security regulations and laws globally, and could face substantial penalties if we fail to comply with such regulations and laws: We are subject to a variety of U.S. laws and regulations regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personally identifiable healthcare information. For example, in the United States, privacy and security regulations under the Health Insurance Portability and Accountability Act of 1996, including the expanded requirements under the Health Information Technology for Economic and Clinical Health Act of 2009, establish comprehensive standards with respect to the use and disclosure of protected health information (PHI), by covered entities, in addition to setting standards to protect the confidentiality, integrity and security of PHI. While the Company does not currently intend to enter markets outside of the U.S., there can be no assurances that the Company does not in the future and as such, would be subject to the EU's General Data Protection Regulation (GDPR), which became effective in May 2018. These laws and regulations are broad in scope and are subject to evolving interpretation and we have in the past been, and in the future could be, required to incur substantial costs to monitor compliance or to alter our practices.

Legal and Regulatory Risks - Healthcare Reform Legislation May Impact our Business
The impact of United States healthcare reform legislation on our business remains uncertain: In 2010 the Patient Protection and Affordable Care Act (ACA) was enacted. While the provisions of the ACA are intended to expand access to health insurance coverage and improve the quality of healthcare over time, other provisions of the legislation, including Medicare provisions aimed at decreasing costs, comparative effectiveness research, an independent payment advisory board and pilot programs to evaluate alternative payment methodologies, are having a meaningful effect on the way healthcare is developed and delivered and could have a significant effect on our business. There have been ongoing litigation and congressional efforts to modify or repeal all or certain provisions of the ACA. We face uncertainties that might result from modification or repeal of any of the provisions of the ACA, including as a result of current and future executive orders and legislative actions. We cannot predict what other healthcare programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the United States may have on our business.

Legal and Regulatory Risk - FDA Regulation on Classification, Manufacturing, Labelling, Marketing and Sale of Products
We are subject to extensive governmental regulation relating to the classification, manufacturing, labeling, marketing and sale of our products: The classification, manufacturing, labeling, marketing and sale of our products are subject to extensive and evolving regulations and rigorous regulatory enforcement by the FDA, and, to the extent we enter the European market, the European Union (EU), and other governmental authorities in the United States and internationally. The process of obtaining regulatory clearances and/or approvals to market and sell our products can be costly and time consuming and the clearances and/or approvals might not be granted timely. We have ongoing responsibilities under the laws and regulations

applicable to the manufacturing of products within our facilities and those contracted by third parties that are subject to periodic inspections by the FDA and other governmental authorities to determine compliance with the quality system, medical device reporting regulations and other requirements. If we fail to comply with applicable regulatory requirements, we may be subject to a range of sanctions, including substantial fines, warning letters that require corrective action, product seizures, recalls, the suspension of product manufacturing (once we being manufacturing our products directly), revocation of approvals, exclusion from future participation in government healthcare programs, substantial fines and criminal prosecution. In addition, currently, our products are being manufactured by third parties with which the Company has contractual relationships. In the event that those manufacturers face regulatory scrutiny and are sanctioned as described above, they may be unable to provide the Company with products should they be required to close their respective facilities for an undetermined period of time.

Legal and Regulatory Risks - Failure to Obtain Reimbursement Codes
The Company currently does not have established reimbursement codes from the U.S. Centers for Medicare and Medicaid Services for its S.T. Genesis product or that, upon clearance, will be able to do so for its Smoothe - OM product. As a consequence, the Company's medical professionals, clinics, and hospitals may not be able to bill Medicare, State Medicaids or third party commercial payors for those or other products without prior approval for its products. Rather, it is currently selling its products and clinics and other medical providers are only able to sell the Company's products on a cash basis, which limits the Company's ability to sell its products to clinics, medical practices, hospitals and other medical professionals. While the Company has been working diligently to obtain those reimbursement codes and believes that it will be able to do so over time, there can be no assurances that the Company will obtain such reimbursement codes or that it will be able to generate sufficient cash sales in light of such failure to sustain growth.

Legal and Regulatory Compliance - Anti-kickback, False Claims and other Similar Laws, Rules and Regulations
We are subject to federal, state and foreign healthcare regulations, including anti-kickback and false claims laws. If the Company commences operations internationally, it would also be subject to anti-bribery, anti-corruption and other related laws, rules and regulations, which, were to occur and the Company was found guilty or liable, could cause the Company to face substantial penalties for any violations thereof. The relationships that we, and third-parties that market and/or sell our products, have with healthcare professionals, such as physicians, hospitals, healthcare organizations and others, are subject to scrutiny under various state and federal laws. We also must comply with a variety of other laws that impose extensive tracking and reporting requirements related to all transfers of value provided to certain healthcare professionals and others.

Limitations on Access to Capital
Additional capital that we may require in the future may not be available to us or may only be available to us on unfavorable terms, which could negatively affect our

liquidity. Our future capital requirements will depend on many factors, including operating requirements, current and future financing sources and/or the need to borrow funds from commercial lenders or other third parties. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected by our debt levels, unfavorable changes in economic conditions or uncertainties that affect the capital markets, borrowing costs or the inability to access capital generally could adversely affect our ability to support future growth and operating requirements.

Highly Competitive Industry and Larger Competitors
We operate in a highly competitive industry in which competition in the development and improvement of new and existing products is significant, including those products similar to the S.T. Genesis and Smoothe - OM. The markets in which we compete are highly competitive. New products and medical devices are introduced on an ongoing basis and our present or future products could be rendered obsolete or uneconomical by technological advances by our competitors, who may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources or be more successful in attracting potential customers, employees and strategic partners.

Failure of FDA to approve Soothe-OM as an Over-the-Counter Product
• While management believes that Soothe-OM will be cleared by the U.S. Food and Drug Administration, there can be no assurance that such approval will be obtained. In such event, the Company may pursue cleared drug status for such product but that too cannot be assured. If the product is unable to obtain either status, it will be unable to lawfully sell Soothe-OM in the US market. Such event could have a material adverse effect on the Company's revenues and financial performance.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Our Business Projections are only Projections
There can be no assurance that the Company will meet its projections. While management believes that there is sufficient demand for its S.T. Genesis or Soothe-OM products, there can be no assurance that the Company will be able to increase sales for this product in the addiction clinic, behavioral health or oral mucositis markets. Unless and until the U.S. Centers for Medicare and Medicaid Services establishes a reimbursement code for the S.T. Genesis and third party commercial health insurance companies approve S.T. Genesis for reimbursement by medical providers and facilities, there can be no assurance that the Company will be able to attract business, increase its sales and in turn, become profitable and after that, eincrease profitability.

Any Valuation at this Stage is Difficult to Assess
• The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Nonetheless, the Company believes that the established price per share of the offered Securities is fair and reasonable as independent third parties have paid such amount in unrelated private placements during the preceding three (3) months.

The Transferability of the Securities you are Buying is Limited
• Any Securities purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the common stock that you purchase cannot, subject to the remainder of this paragraph, be resold for a period of at least one year. The exceptions to these rules are if you are transferring the Securities back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your Investment Could be Illiquid for a Long Time
• You should be prepared to hold your investment in the Securities for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the Securities you receive. More importantly, there is no established trading market for these securities and there may never be one. As a result, if you decide to sell these Securities in the future, you may not be able to find a buyer at the price at which you purchased your shares or at any price. The Company may be acquired by an existing competitor, strategic acquiror or a player in the opioid withdrawal and oral mucositis markets. However, that may never happen or it may happen at a price that results in you losing money on your investment.

Limitations on Access to Capital
Additional capital that we may require in the future may not be available to us or may only be available to us on unfavorable terms, which could negatively affect our liquidity. Our future capital requirements will depend on many factors, including operating requirements, current and future financing sources and/or the need to borrow funds from commercial lenders or other third parties. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected by our debt levels, unfavorable changes in economic conditions or uncertainties that affect the capital markets, borrowing costs or the inability to access capital generally could adversely affect our ability to support future growth and operating requirements.

Highly Competitive Industry and Larger Competitors
e operate in a highly competitive industry in which competition in the development and improvement of new and existing products is significant, including those products similar to the S.T. Genesis and Smoothe - OM. The markets in which we compete are highly competitive. They may have greater financial means and marketing/sales and human resources than us. New products and medical devices are introduced on an

ongoing basis and our present or future products could be rendered obsolete or uneconomical by technological advances by our competitors, who may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources or be more successful in attracting potential customers, employees and strategic partners.

We are an Early Stage Company and Have Not Yet Generated any Profits

• The Company was formed in September, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. In addition, as previously stated, our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so; it is unlikely that we will be in a position financially to do so for the foreseeable future. Speranza Therapeutics has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next several years or generate sufficient revenues to pay dividends to the holders of the shares.

Our New Product Ccould Fail to Achieve the Sales Projections we Expected

• Our growth projections are based on an assumption that with an increased sales and marketing investment, the Company will be able to grow its sales consistent with our projections. If the Company is unable to secure reimbursement codes for its products or the products are not widely accepted in the addiction center and oral mucositis markets, it is possible that our new products will fail to meet our projections. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We Might Not be Able to Protect Pproperly Future Patents

The Company currently does not possess any ownership rights in its intellectual property. One of the primary uses of the capital being raised in this offering is to secure proprietary intellectual property with respect to the S.T. Genesis and to create its own version of the oral mucositis rinse we would call SMOOTHE - OM in order to secure ownership over the Company's intellectual property. The Company believes that it will secure such rights. However, in the event it is unable to do so, the Company would face competitive challenges from any number of potential companies. In addition, should the Company secure such intellectual property rights, there can be no assurances that competitors will not attempt or succeed in misappropriating or violating the rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations once its rights are secured. It is important to note that unforeseeable costs associated with such practices may adversely impact the Company's capital.

Intellectual Property Protection

As noted above, we believe that our competitive position in the future will depend to a large degree on our ability to develop the new generation of the S.T. Genesis and to acquire patent protection for it and other future devices. Should we obtain that patent our ability to sell a differentiated product will depend on that patent and other proprietary rights. Failing to protect such rights or to be successful in litigation related to such rights may impact our sales of any or all of those products. The Company's products are not currently patent protected and the proceeds of such offering will be to, among other things, develop a patent protectible version of the S.T. Genesis and create a generic version of the Company's Smoothe-OM oral mucositis rinse. Our long-term success depends in large part on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protection on the S.T. Genesis, it could allow others to sell products that directly compete with that product. In addition, the current S.T. Genesis has what management and its legal counsel believe is a very weak patent and as such, may be replicated by competitors.

The Cost of Enforcing our Trademarks, Patents and Copyrights Could Prevent us from Enforcing Them

• Trademark, patent and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or our future patents or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s), patent(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s), patent(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on Third Parties to Provide Services Essential to the Success of our Business

• We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sal Rafanelli	453,925	Common Stock	40.8%
Todd Krasinsky	266,075	Common Stock	23.9%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 155,297 of Common Stock.

Common Stock

The amount of security authorized is 7,500,000 with a total of 1,112,755 outstanding.

Voting Rights

Each share of common stock has the right to one vote. Please see Material Rights for details.

Material Rights

The Company currently has 105,000 outstanding options of Common Stock that are not considered in its pre-money valuation.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of the common stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company. Also, the Company may authorize and issue and sell securities preferred shares to other investors, that is, shares with superior rights and preferences as to dividends and liquidation preferences.

Dilution

Investors should understand the potential for dilution. The investor's percentage ownership in Speranza Technologies, Inc. will be diluted if the Company issues additional shares to other investors, including shares issued in this offering as well as other offerings. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, the sale and issuance of shares in other private placements or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,650,408.00
  Number of Securities Sold: 512,755

Use of proceeds: Commencement of operations, legal, accounting and other working capital purposes.
Date: November 09, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company was formally opened in February 2020 at the beginning of the Covid 19 Pandemic. The ability to perform at the level of what was originally budgeted was significantly reduced. Since much of our selling ability is based on personal appearances and presentations much of what was expected did not materialize. For the remainder of 2020 the company had to reduce sales workforce, reduce FDA testing, and eliminate travel and visitations to treatment centers, conferences, and presentation sites which significantly reduced sales, and delayed the need for our products. The Pandemic essentially placed the customer focus away from our markets , similar to what occcured with the delays in other types of medical treatments(Cancer),forcing companies to simply try to surviive without undertaking anything that involved personal interactions.

Also, as a follow up to the 2020 Pandemic, the launching of other products were delayed since cash flow would not allow the company to invest in new product development in the manner that was planned in 2021. In 2021 the ramping up of on site selling and travel still remained very slow. Employees were not re hired, administrators were not paid, and testing and trials could not be completed. In addition the inability to get FDA testing, and other government required approvals completed were delayed by the government backlog that occurred in 2020 and 2021. Communication efforts were delayed, the ability to contact government agencies directly, and the inability to get any type of expedited resonses in order to get approvals were delayed by months. Cash burn rates were significantly increased since the company had to finance thru officers loans, and alternative financing in order to attempt to maintain the minimum activity levels until the pandemic subsided. The effect of the pandemic are still being felt by the company and activity levels are slowly getting to budgetary levels.

Historical results and cash flows:

The historical financial results are not indicative of what investors should expect for the future. Being a startup company in the middle of a pandemic as stated above has significantly curtailed performance and caused the company to miss key budgetary goals.The economic limitations of the pandemic should subside in 2022. Our 5 year plan reflects very quick break even sales in 2022 (estimated to be by the end of quarter 2),with estimated profits of $1,300,000 or 26% of sales for the year. EBITDA for the following years averages 50% of sales based on the the fact that sales of high gross margin products increase significantly while startup and other fixed costs remain stable, or are eliminated (Wells Group, Legal costs, consultants etc). These costs were incurred at startup and should not continue at previous levels, increasing profitability quickly.The addition of new products that were not possible in the last 2 years due to cash flow limitations during the pandemic will be developed and add to the profits.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 1/31/2022 the company has capital resources available in the form of cash on hand - approximately $80,000; funding through "Alternative Funding Source" - $100,000; funding through "Kapitus Funding" - $100,000; "Knightsbridge Funding" - $40,000; additional shareholder loan availabililty - $80,000.

See "Risk Factors" above and "Related Party Transactions" below.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe these funds are critical to the success of our 1 to 3 year plans. These funds will be required to support the company's sales and marketing and research efforts including clinical trails.

See "Risk Factors" above.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the company. Of the total funds that our company has, 65-70% will be made up of funds raised from the crowd funding campaign, if it raises its maximum funding goal.

See "Risk Factors" above.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum offering amount, which we estimate to be $80,000, the company will be able to operate for a minimum of 1 1/2 months. This is based on the current monthly burn rate of approximately $80,000, and the fact that Start Engine funds will approximate 70% of available capital. This includes expenses related to salaries, research, marketing and sales, and other fixed administrative costs.

See "Risk Factors" above and financial statements for year end 12/31/2020.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum offering amount, we anticipate the company will be able to operate for a minimum of 15 months. This is based on the current monthly burn rate of approximately $80,000. This includes expenses related to salaries, research, marketing and sales, and other fixed administrative cost. We expect to continue with current sales salaries along with minor increases in sales rep area, current administrative salaries, additional FDA clinical trials for SootheOM product line, additional travel for sales dept due to increases in on site visits to clinics etc and a minimal amount on legal and consulting.,

See "Risk Factors" above.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently the company has contemplated additional future sources of captial including:

Venture capital or private equity firms, wealthy "family offices", or the establishment of commercial loans which may include revolving lines of credit, asset-based loans or other traditional commercial loans. There can be no assurances however that these may be obtained.

See "Risk Factors" above.

Indebtedness

- **Creditor:** Kapitus LLC
  Amount Owed: $66,870.00
  Interest Rate: 15.8%
  Maturity Date: October 15, 2021

- **Creditor:** Alternative Loan Funding
  Amount Owed: $75,054.00
  Interest Rate: 15.0%

- **Creditor:** Saverio Rafinelli
  Amount Owed: $632,078.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 9999

- **Creditor:** Todd Krasinsky
  Amount Owed: $352,163.00
  Interest Rate: 0.0%
  Maturity Date: November 23, 19999

- **Creditor:** Robert Lansing
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 9999

- **Creditor:** Golden Flower XIV LLC
  Amount Owed: $722,806.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 9999
  The payments on this note are tied to the gross margin on the sales of Clungene covid 19 test kits. Golden Flower is paid 2/3 of the gross margin on sales each month against this loan.

Related Party Transactions

- **Name of Entity:** Saverio (Sal) Rafanelli
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: To provide additional capital to the company
  Material Terms: This loan was made interest free, with no payment agreement, and no maturity date. The balance as of December31,2021 was $547,079.

- **Name of Entity:** Todd Krasinsky
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Funds were loaned to the company for capital purposes, to finance company growth and expenses during

startup.
Material Terms: This loan was made interest free, with no payment agreement, and no maturity date. The balance as of December31,2021 was $352,163

- **Name of Entity:** Robert Lansing
  Relationship to Company: Mr. Lansing, through The Golden Flower XIV LLC, is a principal shareholder of the Company.
  Nature / amount of interest in the transaction: Robert has a $50,000 loan to the company with no terms, interest, or maturity date as of December 31,2021.
  Material Terms: There is presently no interest, terms, or maturity date on this loan.

- **Name of Entity:** Golden Flower XIV LLC.
  Names of 20% owners:
  Relationship to Company: Robert is an Investor in the company.
  Nature / amount of interest in the transaction: Golden Flower loaned the company funds to invest in the Clungene test kit product line in 2020. The Loan is paid out of the gross profit on the sales of the test kits. The original amount of the loan was $1,000,000. The balance of the loan at December 31,2021 was $722,806.
  Material Terms: There are no steady payment terms with this loan. The loan is paid out of the gross profit generated by sales of Clungene test kits. There is no stated interest on this loan.

Valuation

Pre-Money Valuation: $7,666,881.95

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including, prior fundraising rounds, the experience of principal shareholders, company growth,and value of relationships and contracts and other opportunities.

1).Actual invested Capital is $2,650,408 from common stock investors.

2).The 2 principal shareholders, and founders have an estimated salary and benefit value of $1,100,000 based on the historical salary arrangements they have had with prior companies of this type(See Company Overview section). Their extensive experience in the industry in similar ventures and proven success rates have been crucial to the ongoing forward progress of the company. We value this as essential sweat equity (or opportunity costs) since they have not received compensation or benefits to date.

3).As the company has grown since inception it has obtained additional borrowed cashflow which was invested in Clinical trials, R&D, Contracts, Consultants, Doctors, product inventory, Marketing, billing code development, and other key costs of product launch and promotions total $1,920,000. These can be evidenced in the financial statement line items for Doctor wages, professional fees(Legal and consulting), inventory(Balance sheet), Marketing, Wells group.

4). A large intangible value has accumulated since inception which has come from the efforts of company management, and its extensive work with other organizations, and contacts. Most of this has come from the business relationships the company and its founders have developed including the following:

Product exclusivity arrangements, distribution rights, product enhancement and re-design arrangements for the STG line, potential patent additions, product branding, and company brand recognition, trademarking, comprehensive sales/marketing, and payor strategy.

24 months of relationship building with some of the top addiction centers in the world (in-patient and out-patient facilities), development of CMS and coding strategy for ST Genesis, additional(new) product line indication (outside of opioid addiction) identified and viable through comprehensive clinical trials and FDA support. Clinical protocols are written that will cause a paradigm shift in the way patients are treated with high-dose pain medications. Yale Case Series Study – Peer reviewed; IRB-approved study that was published in the Journal for Substance Use in August of 2021.

In the last 9 months of activity, Speranza has established 2,200 relationships in the addiction marketplace; presented formally to 325 companies regarding the device; trained 300 addiction personnel in the placement and use of the device; filled the pipeline with an additional 250 contracts/companies; established 20 current accounts purchasing.

5). Generic drug opportunities to switch existing prescription medications to over the counter creating greater access to these medications for patients in need; research and development of existing branded drugs coming off patents in the next 24 months creating additional target markets for the company. These all exist due to the efforts of management.

Many other established relationships and opportunities with special interest groups (Native Health Advisors), an existing joint venture arrangements (Proven Pharmaceuticals) assist in the development, promotion, and delivery of product lines, in existing and new areas.

Conservative estimates for the value of intangible assets of the company stand at $2,000,000.

*The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have considered: (i) the company has only one class of stock issued, common stock; (ii) assumed that all outstanding options are **not** exercised; and (iii) that the company does not have any warrants or other securities with a right to acquire shares;*

Use of Proceeds

If we raise the Target Offering Amount of $9,997.39 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Funds would be used to increase marketing efforts for ST Genesis device, Oral Guard and other products.

- *Research & Development*
  30.0%
  Funds would be used for the deformulation/reformulation of Oral Guard as well as clinical trials for ST Genesis.

- *Company Employment*
  20.0%
  In order to generate growth in existing products and launch new products, we would hire sales representatives. As the company grows, additional support staff would also be hired.

- *Operations*
  20.0%
  Strategic growth plans would include using funds to add services to enhance our products, and for additional costs such as - distribution, manufacturing, IT, legal, FDA, grant writing, etc.

- *Inventory*
  11.5%
  Funds would be dedicated to the purchase of additional inventory to support our sales efforts.

If we raise the over allotment amount of $1,069,996.33, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  We would increase marketing efforts for ST Genesis, Oral Guard and other products.

- *Research & Development*
  15.0%
  We would use funds for deformulation and reformulation of new pharmaceutics.

In addition funds would be used to develop advance versions of the ST Genesis.

- *Company Employment*
  19.5%
  Funds would be dedicated to the hire of sales staff and some support staff.

- *Operations*
  10.0%
  Funds would be used for enhancement to distribution, manufacturing, IT, and added growth costs including FDA, grant writing, legal, accounting, etc.

- *Inventory*
  42.0%
  Funds would be dedicated to added inventory to support sales efforts.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.speranzatherapeutics.com (Financial Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/speranza-therapeutics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Speranza Therapeutics, Inc.

[See attached]

SPERANZA THERAPEUTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Speranza Therapeutics, Inc.
Boca Raton, Florida

We have reviewed the accompanying financial statements of Speranza Therapeutics, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 22, 2021
Los Angeles, California

Speranza Therapeutics, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 32,002	$ -
Accounts receivable—net	129,134	-
Inventories	1,100,225	-
Amount due from related party	38,888	-
Prepaids and other current assets	12,094	-
Total current assets	**1,312,343**	**-**
Property and equipment, net	89,273	-
Intantible assets	130,476	-
Total assets	**$ 1,532,092**	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 101,422	$ -
Shareholder loan	742,331	-
Credit Card	26,224	-
Total current liabilities	**869,977**	**-**
Total liabilities	**869,977**	**-**
STOCKHOLDERS EQUITY		
Common Stock	106	-
Additional Paid In Capital	2,256,385	-
Retained earnings/(Accumulated Deficit)	(1,594,376)	-
Total stockholders' equity	**662,114**	**-**
Total liabilities and stockholders' equity	**$ 1,532,092**	**$ -**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 789,775	$ -
Cost of goods sold	518,475	-
Gross profit	271,300	-
Operating expenses		
General and administrative	1,899,928	-
Sales and marketing	45,171	-
Total operating expenses	1,945,099	-
Operating income/(loss)	(1,673,799)	-
Interest expense	-	-
Other Loss/(Income)	(91,600)	-
Income/(Loss) before provision for income taxes	(1,582,199)	-
Provision/(Benefit) for income taxes	12,177	-
Net income/(Net Loss)	**$ (1,594,376)**	**$ -**

See accompanying notes to financial statements.

SPERANZA THERAPEUTICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
September 18, 2019					
Net income/(loss)				-	-
Balance—December 31, 2019	-	-	-	-	-
Issuance of Common Stock	1,055,000	$ 106	$ 2,256,263		2,256,368
Shared-based compensation			122		122
Net income/(loss)				(1,594,376)	(1,594,376)
Balance—December 31, 2020	1,055,000	$ 106	$ 2,256,385	$ (1,594,376)	$ 662,114

See accompanying notes to financial statements.

SPERANZA THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,594,376)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shareholder-based compensation		122		
Depreciation of equipment		29,193		-
Amortization of intangible assets		4,499		-
Changes in operating assets and liabilities:				
Accounts receivable		(129,134)		
Inventories		(1,100,225)		
Amount due from related party		(38,888)		
Prepaid expenses and other current assets		(12,094)		
Accounts payable		101,422		
Credit Cards		26,224		
Net cash provided/(used) by operating activities		**(2,713,256)**		-
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(118,466)		-
Purchases of intangible assets		(134,976)		-
Net cash provided/(used) in investing activities		**(253,441)**		-
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Stocks		2,256,368		-
Borrowing on shareholder loan		742,331		
Net cash provided/(used) by financing activities		**2,998,699**		-
Change in cash		32,002		-
Cash—beginning of year		-		-
Cash—end of year	$	32,002	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Speranza Therapeutics, Inc. was founded on September 18, 2019 in the state of Delaware. The financial statements of Speranza Therapeutics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

We distribute and clinically support innovative drugs and medical devices requiring FDA approval or clearance, targeting patients whose chronic illnesses and debilitating conditions are not being effectively addressed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to test kits and inventory consigned to third party which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment- Computer	5 years
Software and website	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include website and software which has been amortized over the expected period to be benefitted

Income Taxes

Speranza Therapeutical, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of drugs and medical devices to the final customers.

Cost of sales

Costs of goods sold include the cost of drugs and medical devices.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $45,171 and $0, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 22, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December

15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods consigned	$ 109,700	
Test kits	990,525	
Total Inventories	**$ 1,100,225**	**$ -**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid Expenses	5,100	
Prepaid Insurance	6,994	
Total Prepaids Expenses and other Current Assts	**$ 12,094**	**$ -**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,		2020	2019
Equipment- Computer	$	8,447	
Software and website		110,018	
Property and Equipment, at Cost		**118,466**	
Accumulated depreciation		(29,193)	
Property and Equipment, Net	$	**89,273**	

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,689 and $0 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,		2020		2019
Patent Costs		19,976		
Licensing agreement		115,000		
Intangible assets, at cost		**134,976**	$	-
Accumulated amortization		(4,499)		
Intangible assets, Net	$	**130,476**	$	-

Amortization expense for patents and software for the fiscal year ended December 31, 2020 and 2019 was in the amount of $4,499 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2021	$	(4,499)
2022		(8,998)
2023		(8,998)
2024		(8,998)
Thereafter		(98,982)
Total	$	**(130,476)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of common shares with par value of $ 0,0001. As of December 31, 2020, and December 31, 2019, 1,055,000 have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 110,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	-	$ -	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2019	-	$ -	-
Exercisable Options at December 31, 2019	-	$ -	-
Granted	36,330	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	36,330	$ -	9.30
Exercisable Options at December 31, 2020	36,330	$ -	9.30

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $122 and $5,207, respectively.

9. DEBT

Owner Loans

During 2020 Company borrowed money from the owner Robert Lansing. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020		
					Current Portion	Non-Current Portion	Total Indebtedness
Robert Lansing	$ 746,999	0.00%	Fiscal Year 2020	Date not defined	746,999	-	746,999
Total					$ 746,999	$ -	$ 746,999

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. The funds invested by Robert Lansing used for financing of 2/3 of the inventory. Repayments are based on the gross profit the company received from the sale. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (357,965)	$ -
Valuation Allowance	357,965	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (357,965)	$ -
Valuation Allowance	357,965	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,325,796, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,325,796. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

During 2020 Company borrowed $1,000,000 from the shareholder Robert Lansing for purchasing of inventory. The loan bears no interest rate. Repayments are based on the gross profit the company received from the sale. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

The company granted a loan to one of the owners and CFO, Sal Rafinelli. The loan supposed to cover all expenses he incurred prior to opening of the company. The loan will be converted into stock during 2021.

The company covered all expenses incurred by wholly owned subsidiary, Lotus Therapeutics. As of December 31, 2020, total amount covered by the company was $12,187 and it should be charged of in the following period.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	1,560
2022		-
2023		-
Thereafter		-
Total future minimum operating lease payments	**$**	**1,560**

Rent expense was in the amount of $6,662 and $0 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through October 22, 2021 the date the financial statements were available to be issued.

During 2021, the company issued 38,076 for the total amount of $247,494.

On January 25, 2021, the company issued stock options, vesting immediately with exercise price of $5.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,673,799, an operating cash flow loss of $2,713,256 and liquid assets in cash of $32,002 which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Speranza Therapeutics

Bridging the gap between hope and healing



SPERANZA
THERAPEUTICS
A Revolutionary Way To Manage Opioid Withdrawal Symptoms

Website | Boca Raton, FL | BIOTECHNOLOGY | HEALTH TECH

$0.00 raised

0 Investors	$7.67M Valuation
$6.89 Price per Share	$599.43 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Speranza Therapeutics is a medical device and biotech company that develops, distributes, and clinically supports medical devices and generic drugs that treat a variety of disease states and conditions. More than a company that supplies a drug or device to a patient or physician, we provide solutions as part of a medical protocol and we aim to produce positive outcomes for struggling patients in areas with unmet needs.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We believe Speranza is addressing unmet needs - our newest device speaks directly to the OUD (opioid use disorder) market, with potential for expansion into other indications, such as acute pain management, Parkinson's disease, and PTSD
- Developing an affordable over-the-counter (OTC) product aimed at the underserved oncology population receiving chemotherapy.
- Experienced management team - The co-founders of Speranza have proven track records in healthcare and are experienced executives

OVERVIEW

A New Generation of Healing

Speranza Therapeutics is on a mission to remove inherent challenges in delivering treatment to patients in need through proven, clinically effective therapeutics and technologies. We are dedicated to providing better patient outcomes while decreasing the cost of care for those who live with diseases and conditions that are traditionally ignored by larger medical companies. To do this, we distribute and clinically support innovative drugs and medical devices requiring FDA approval or clearance.



OUR GUIDING PRINCIPLE:
To remove the inherent challenges in delivering treatment to patients in need through proven, clinically effective therapeutics and technologies.

THE PROBLEM

For Many Patients, Clinical Care is Not Prioritized

From the start, Speranza's mission has been to concentrate on diseases and conditions that have been largely ignored due to a lack of focus from larger medical companies. Even if there are therapies for certain conditions available, patients are faced with high prices and limited accessibility. Our first two products focus on the unmet needs of Opioid Use Disorder (OUD) withdrawal symptoms (this product is currently available on the market) and on Oral Mucositis patients (this product is currently in development with expected launch in 2022), who develop such conditions after receiving chemotherapy and radiation due to head and neck cancers.



FEAR OF DETOX

Beyond the issues of high prices and limited accessibility, many suffering from Opioid Use Disorder fear detox because of withdrawal symptoms, including:

Anxiety	Pain
Nausea	Insomnia

THE MARKET

An Epidemic on the Rise

Speranza Therapeutics S.T. Genesis
Opioid Use Disorder Population

From a clinical standpoint, opioid withdrawal is one of the most powerful factors driving opioid dependence and addictive behaviors.

In the U.S, prescription opioid abuse has increased substantially over the past 20 years, and using prescription opioids for non-medical use has also reached epidemic proportions - resulting in the deaths of thousands of Americans each year.

Since the pandemic, the opioid epidemic in the United States has reached new heights - with a 30% rise in opioid overdose and death in 2020. The global opioid use disorder (OUD) market is projected to grow from $2.68 billion in 2021 to $4.81 billion by the year 2028.

EXISTING OUD MARKET

U.S.	PREVALENCE	S.T. GENESIS M.C. @ $800 PER DEVICE	MARKET SHARE	
			2%	7%
OPIOID USE DISORDER	1.7M	$1.36B	$27.2M	$95.2M

FUTURE INDICATIONS

U.S.		PREVALENCE	S.T. GENESIS M.C. @ $800 PER DEVICE	MARKET SHARE	
				0.5%	0.75%
PARKINSON		1.0M	$800.0M	$4.0M	$6.0M
PTSD		8.0M	$6.4B	$32.0M	$48.0M
HIGH IMPACT CHRONIC PAIN		11.0M	$8.8B	$44.0M	$66.0M
SURGERIES PERFORMED PER YEAR					
	NERVOUS SYSTEM	4.226M	$3.3808B	$16.04 M	$25.56 M
	MUSCULO-SKELETAL SYSTEM	7.076M	$5.6608B	$28.04 M	$42.56 M
TOTAL		**31.302M**	**$25.0416B**	**$125.208 M**	**$187.812 M**

Sources: JECCR, WonderCDC.gov, PubMed NCBI, Parkinson.org, PTSD.VA.gov, NCCIH, Pubmed, CDC.gov, Delveinsight Report and Perspectives, Oral Mucositis (OM) Epidemiology Forecast to 2027, September, 2018.

Soothe-OM

Oral Mucositis Population

There are approximately 2.1 million patients in the U.S that develop Oral Mucositis after they begin chemotherapy and radiation. Unfortunately, this condition occurs 90% of the time within this patient population and the solutions are severely lacking.

This condition is better known as internal mouth sores. These mouth sores become so inflamed and painful that it prevents patients from eating and drinking. The lack of food and hydration may lead to increased hospital admissions, a decreased use of chemotherapy due to rapid weight loss, and eventual death due to lack of chemotherapy and radiation.

U.S.	PREVALENCE	SOOTHE-OM M.C. @ $85/BOTTLE, 6 BOTTLES PER PATIENT		
ORAL MUCOSITIS	2.0M	$1.02B		
	MARKET			
	2%	5%	7%	10%
	$2.4M	$3.4M	$51.0M	$102.0M

THE SOLUTION

An alternative way to help patients in recovery & cancer patients

Speranza Therapeutics provides solutions as part of a medical protocol that will produce positive outcomes for struggling patients, making us more than just a company that supplies drugs or devices to patients and physicians.

As such, our company is currently spearheading efforts into two products. The first is **S.T. Genesis**, an FDA-cleared medical device, designed to help reduce a patient's withdrawal symptoms when opioid use is discontinued by targeting the areas of the brain that are responsible for these symptoms.

Applied to the patient's ear, the noninvasive, non-surgical intervention of S.T. Genesis transitions patients through the first critical phase of opioid detoxification by administering neurostimulation treatment over the course of 120 hours (5 days). Within 20 minutes, the device **significantly helps reduce a patient's symptoms of opioid withdrawal** as they transition to longer term treatment. The first 5 days of withdrawal are **the most critical time** of treatment when approximately 30% of patients abandon treatment and leave Against Medical Advice (AMA). S.T. Genesis has proven to **reduce AMA rates by 50%**.

This product solves two problems: **1)** It helps to prevent relapse (currently 59% relapse within one week of discharge), and **2)** it increases revenue for the treatment provider by keeping patients compliant with treatment.


COWS SCORES
BEFORE & AFTER ST. GENESIS
COWS Score
20
15
10
5
0
93% reduction
20m
30m
60m
5 days
Pre placement
Post placement

Clinical Opiate Withdrawal Score (COWS)


AWARE Recovery Utilizes Speranza Therapeutics S.T. ...
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Some other advantages of S.T. Genesis include:

- Lightweight and compact design
- Ideal for inpatient or outpatient settings
- Non-surgical, drug-free medical device—quick and easy to apply device by any healthcare professional
- Profound, immediate effect on patients. Within the first 30 minutes, patients start to feel relief from the pain and anxiety associated with opioid withdrawal. Within 60 minutes, the patient's clinical presentation averages 93% improvement from the time of admission.
- Provides mobility during treatment so the patient can engage in group activities



Oral Mucocitis (OM) also known as internal mouth sores that develops in 90% of patients treated with chemotherapy and radiation due to head and neck cancers. OM is a painful and debilitating condition preventing patients from eating or swallowing, resulting in tremendous weight loss. It can lead to a discontinuation of chemotherapy and radiation which could result in death. Speranza's second product, **Soothe-OM**, is a mucoadhesive product that when swirled gently around the mouth, results in the formation of a protective coating over the oral mucosa (or mucus membrane) in the mouth and throat. When used as directed Soothe-OM can prevent or severely reduce the progression of OM during chemotherapy and radiation treatments helping patients stay on chemotherapy and radiation regimens. Based on our research, products similar to this on the market today are either **too expensive, too hard to obtain, or simply do not work.**

With some modifications, we will launch a generic version of a current product called MuGard, to offer an over-the-counter mucoadhesive product that is **more affordable and accessible to a large patient market.**


Effective Relief
Soothe-OM

**This is a mock-up image of this product. This product is not currently available on the market.*

Speranza's Portfolio Strategy for Growth

The following includes a set of growth goals we are aiming for including:

- Initial launch of next-generation S.T. Genesis device and "own" the neuromodulation industry market as it relates to the opioid epidemic. Targets include patients, telemedicine, addiction treatment centers, and private practice psychiatrists.
- Adding new indications for S.T. Genesis in Acute/Chronic Pain, PTSD, and Parkinson's Disease to clinically support widespread options for device use.
- Launching a generic version of MuGard for oral mucositis and introducing a new, branded product for oral mucositis.
- Launching 2 new products (medical device or drug) over the next 2-3 years.
- Secure new products through the generic market or by working with big pharma on obtaining the rights on their sunset list of drugs.

WHY INVEST

Bridging the gap between hope and healing

Speranza Therapeutics is revolutionizing patient care with paradigm shifts by introducing new products and protocols to serve unmet needs. Whereas the opioid medication industry has relied on its decades-long business model and not adopted an alternative treatment option, Speranza Therapeutics' noninvasive, non-surgical device can be easily placed on patients and provide rapid relief in minutes. Cancer patients with limited access to a vital medication to ease mouth sores will have an affordable OTC option at their local pharmacy.

The products currently available to our target patient populations simply aren't moving the needle enough, meaning there is **an immense need** for our innovative devices and disruptive protocols.


WHAT MAKES US DIFFERENT
Innovation
Access
Experience
• Developing products and services that create a paradigm shift in patient care
• Ensuring patients and providers have access to products through reimbursement support
• Extensive experience in starting, growing, and selling companies related to the health care industry

Here's what we've accomplished to date:

- **Q1 2020** - S.T. Genesis device is launched
- **Q2 2020** - Operationalized reimbursement for S.T. Genesis
- **Q1 2021** - Submitted CMS application for unique reimbursement HCPCS code
- **Q2 2021** - Launched new sales and marketing campaign
- **Q2 2021** - De-formulation of MuGard to create renamed Soothe-OM product
- **Q3 2021** - Signed agreement with Native Health Advisors to introduce S.T. Genesis to top tribes in the community, Blue Cross Blue Shield of AZ and area hospital systems
- **Q4 2021** - Partnered with Aware Recovery Care to use S.T. Genesis in its In-Home Addiction Treatment program, launched aggressive marketing campaign with TV interviews and an informative video

Future plans for S.T. Genesis include moving the device manufacturing to a U.S.-based location and developing S.T. Genesis 2.0. The next-generation device is being developed to offer:

- Patent opportunities
- Bluetooth or other wireless capabilities
- Biometrics/withdrawal symptoms monitoring through cell phone, desktop, or laptop
- Smaller design, improving the overall aesthetics
- More comfortable, needles and overall layout of leads
- Longer battery life

Speranza is planning additional trials for FDA clearance to use S.T. Genesis for other diseases and disorders such as PTSD, Parkinson's Disease, and Acute/Chronic Pain. Future applications could include using the S.T. Genesis in place of prescription pain and anxiety medications.

With an emphasis on innovation, access, and experience, our team is dedicated to combating this ongoing crisis by providing real, healing solutions in this space.

Invest in Speranza Therapeutics to improve patient outcomes!


SPERANZA
THERAPEUTICS
Groundbreaking Treatment Making Detox Doable


Q1 2020
Our Company Launches!
Offering solutions for diseases and conditions that have been largely ignored due to lack of focus from larger medical companies
March 2020
S.T. Genesis is Launched
Our first product is launched utilizing inside sales team.
Q2 2020
Operationalized Reimbursement Solutions
Provided reimbursement solutions until code is received and payer partnerships made public.
Q1 2021
Submitted CMS Application
Application submitted for consideration of approval of a reimbursement HCPCS code, followed by 4 successful meetings/presentations with CMS.
Q2 2021
De-formulation of MuGard
Development begins on 2nd product/pharmaceutical renamed Soothe-OM for Oral Mucositis.
Q2 2021
New Clinical Protocol for S.T. Genesis
Clinical protocol for opioid reduction is written.
Q3 2021
Signed Agreement with NHA
Partnership with Native Health Advisors to introduce S.T. Genesis to the top tribes in the community; BCBS of AZ and hospital systems in the community.
Q4 2021
AWARE Recovery Partnership
AWARE, a pioneer in the in-home mental health and substance use disorder treatment industry, launched a video presenting the S.T. Genesis on network news.
Q4 2021
Sales and Marketing Achievements
In 5 months: 300+ facility meetings; 135 opportunities in pipeline; 27 closed won.
Q1 2022
Marketing and Sales Expansion *ANTICIPATED
Develop marketing and sales strategy for Soothe-OM. Hire sales team.
Q1 2022
Submit IRB Approval for Pain Trial *ANTICIPATED
Pain trial would open additional revenue pathways.
Q1 2022
New S.T. Genesis 510(k) Application *ANTICIPATED
Begin process for our own 510(k) IP through US manufacturer MIDI
Q2 2022
FDA Submission of Soothe-OM *ANTICIPATED
Formulas submission to FDA to gain approval for OTC *ANTICIPATED
Q2 2022
Clinical Trials for Pain Indications *ANTICIPATED
Would allow for a new pathway and use for the S.T. Genesis
Q2 2022
S.T. Genesis 510(k) *ANTICIPATED
Submission to the FDA for 510(k)
Q2 2022
Soothe-OM Launch *ANTICIPATED
Official Launch in Market
Q3 2022
Pilot Payer Program *ANTICIPATED
Sign 2 value-based contracts for S.T. Genesis
Q4 2022
CMS Approval *ANTICIPATED
Receive approval for HCPCS Code for S.T. Genesis.
Q4 2022
S.T. Genesis v2.0 *ANTICIPATED
Begin work on upgrades and enhancements.
Q4 2022
Soothe-OM v2.0 *ANTICIPATED
Begin work on upgrades and enhancements.
Q2 2021
Launched Sales and Marketing Campaign
Focus on Phase 1 accounts

In the Press

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Meet Our Team



Sal J. Rafanelli, RPh

President/CEO

For the past 27 years, Sal J. Rafanelli, RPh, has built a career on his passion for providing excellent patient care and creating innovative companies. His specializations are scalability, revenue growth, and specialty pharmacy. Throughout his career, Mr. Rafanelli has been involved with specialty and infusion-related pharmacies including Walgreens/Express Scripts, Caremark, and BioScrip. He was also a founding member of an infusion company called American Disease Management Associates (ADIMA) that was purchased by BioScrip in August 2000, serving as the Director of Clinical Operations. Through innovation and creativity, Mr. Rafanelli was an instrumental part of ADIMA's growth into a leading specialty and home infusion pharmacy that produced successive monthly revenue growth along with positive earnings for consecutive years until its sale. He also built and ran the BioScrip infusion division for eight years and grew it organically, resulting in major net revenue for the company. Mr. Rafanelli was then promoted to President of the east coast division of BioScrip, where he led a team that built five additional sites and developed innovative patient-focused programs that tripled revenue organically in the region.

Mr. Rafanelli has a bachelor's degree from the Massachusetts College of Pharmacy and Allied Health Sciences in Boston, Massachusetts and has completed his internship and clinical clerkship at Brigham and Women's Hospital and Mt. Auburn Hospital. He also attended the University of Illinois at Chicago Pharm D program.

After holding management and executive positions with some of the larger specialty and infusion pharmacies in the industry, Sal J. Rafanelli, RPh, founded BiologicTx® with his two partners, Darrin Carrico and Todd Krasinsky, RN, and assumed the role as CEO. It was again through innovation and creativity that Mr. Rafanelli and his team created patient protocols that included a digital health platform that changed the way kidney transplant patients are cared for today. The outpatient protocols and digital health platform are still continuing to produce positive patient outcomes and have become the standard of care for transplant patients in today's environment. BiologicTx® merged with another specialty pharmacy, Matrix, to create BioMatrix, which was purchased by a nationally recognized private equity firm. Mr. Rafanelli assumed the role of COO post-merger and was number two on the executive team running both infusion and specialty related pharmacy services for BioMatrix. He remains an equity partner in BioMatrix and is an active member of the BioMatrix board.

As CEO, Mr. Rafanelli will continue to explore and drive the introduction of new products that focus on key disease states and conditions largely ignored or not completely remedied. These new products will offer hope and provide options for patients in lieu of the current standard of care that is offered today.



Todd Krasinsky, RN

Chief Strategy Officer / Director

Todd Krasinsky, RN, has dedicated himself to the progression of medicine and improving patient care for almost 25 years. After graduating from Mattatuck College of Nursing in Waterbury, CT and studying Business Management at Post University in Waterbury, CT, Mr. Krasinsky began his career as an acute care nurse in emergency medicine and intensive care and then advanced to become an administrator in nursing management. Following that, he joined BioScrip as the IVIg Product Sales Support Manager and created a niche market within specialty infusion. As the leading salesperson at BioScrip, he became the leader of IVIg therapy sales in the specialty therapy market and formed new territories to expand business development initiatives.

Looking to take his experience in strategic sales management in home infusion therapies, healthcare administration, clinical nursing practices, and national business development to the next level, Todd Krasinsky, RN, founded BiologicTx® with his two partners, Darrin Carrico and Sal J. Rafanelli, RPh. He assumed the role of Chief Development Officer and was responsible for identifying the need for clinical expertise in solid organ transplantation. His commitment to BiologicTx® and its sales force, brought the company to the forefront as a premiere national transplant therapy management company. His efforts drove new market development within the areas of Transplant Desensitization, Clinical Data Management, Clinical Trials, and Kidney Paired Donation. BiologicTx merged with a company called Matrix to create BioMatrix, which was bought by a private equity company.

At Speranza Therapeutics, Mr. Krasinsky is Chief Strategy Officer. His passion, to make a difference in the lives of patients and families, is what drives him each and every day.



Joseph Bissonnette, CPA

Chief Financial Officer

Joseph C. Bissonnette's extensive background covers 42 years in the accounting, tax and business consulting fields. For the first 15 years of his career, he focused on audit, controllerships and financial management positions in various industries prior. Mr. Bissonnette later founded his own firm and remains the sole owner of Joseph C. Bissonnette & Co. CPAs, and a partner at Audibert, Bissonnette & Co. CPAs. His specific expertise lies in the areas of financial analysis and business planning, tax and accounting issues, and management consulting. Mr. Bissonnette graduated from the University of Connecticut School of Business with a bachelor's degree in accounting and taxation.

At Speranza Therapeutics, Mr. Bissonnette has been an integral part of the planning, startup, and implementation of accounting, tax and management systems to date. He is actively involved in the management and oversight of all financial planning and tax areas of the company. Mr Bissonnette works an average of 10 to 15 hrs per week on Speranza related issues and accounting, and 10 hrs per week at the accounting firm of Audibert,Bissonnette & Co.



Scott Kalcic

Chief Technology Officer

Scott Kalcic has more than 25 years of information technology management and consulting experience with extensive knowledge in IT operations management, systems implementation, security, and regulatory compliance. Mr. Kalcic studied Business Management and Info Systems Programming at Purdue University and started his professional career at Price Waterhouse (PW) where he worked in internal accounting. While at PW he had the opportunity to assist in the management of their departmental network server system. This fueled his enthusiasm to become a certified network engineer and led to a successful career as a senior-level information technology executive.

Mr. Kalcic's career accomplishments include a lead network consulting role in the migration of data at Caremark after their acquisition of a mail-order pharmacy in Culver City, CA, divisional management of an electronic software deployment group at Ernst & Young that included the western third of the US and more than 35 locations in 17 states, operational management for a full data center build and staff reorganization at Gibson Dunn & Crutcher LLP, senior project advisory and staff provisioning for a 40+ location multinational IT rollout that consisted of the entire network (ISP, Infrastructure, Desktop, Staffing) for Rotadyne, and senior project management for the deployment of a claims processing system at West Virginia Mutual Insurance. Mr. Kalcic also owns an IT consulting firm that specializes in managed services and security consulting. Prior to joining Speranza, he held a leadership role for a PCI audit engagement at Marriott Vacations Worldwide in Orlando, Fl.

Mr. Kalcic joined Mr. Rafanelli, Mr. Carrico, and Mr. Krasinsky at BiologicTx® in the companies' earliest stages. He managed overall information technology operations. He successfully led the implementation of a full series of HIPAA compliant systems and technical policies as well as assisted in obtaining URAC compliance. BiologicTx merged with a company called Matrix to create BioMatrix, which was bought by a private equity company. He held an integral role in the combination of information technology systems and policies post-merger.

At Speranza Therapeutics, Mr. Kalcic is our Chief Technology Officer based out of Illinois where he lives with his wife and two children. He is motivated by his desire to leverage best-of-class technology solutions to ensure ongoing improvement in the patient's treatment experience.



Vaughn Bell, MDiv

Senior Vice President, Growth Strategy

Vaughn Bell, MDiv has been dedicated to the addiction and mental health industry for all of her 35 years in the behavioral health industry. Following her graduation from Samford University with a degree in Psychology she completed her Masters of Divinity in Pastoral Counseling from Southern Baptist Theological Seminary. While working on her Master's degree, Ms. Bell worked in inpatient treatment settings with Adolescent substance abuse patients and found her passion helping others find help from addiction, trauma and mental health issues. After receiving certifications in alcohol and drug counseling and marriage and family therapy Ms. Bell worked in a number of psychiatric hospitals within the National Medical Enterprise and Charter Behavioral Health System working directly with clients in counseling and ultimately overseeing the hospital admissions functions, outpatient services, and ultimately marketing and business development. She spent the next 10 years overseeing marketing in sales over multiple hospitals across the country, growing to an oversight of 25 facilities while at Charter Behavioral health across the southeast and Midwest.

As her career expanded over the next 20 years, Ms. Bell has overseen the marketing and business development functions at multiple companies including Behavioral healthcare corporation, Springstone, Elements Behavioral health, Odyssey Behavioral Health, Landmark Recovery and Pinnacle Treatment Centers. Her national footprint across the country gives her an extensive network and knowledge of the Treatment field and she is well versed in census management and has led multiple sales teams to achieve and surpass census and EBIDTA goals year after year while assuring clinically sound care is delivered to all patients.

Ms. Bell's healthcare experience also encompasses several years in the health insurance industry working in Operations as the Account Service Director at Humana, as well as a stint as the Chief Marketing Officer of InnovaTel Telepsychiatry. Ms. Bell's broad experience across the healthcare spectrum makes her uniquely qualified to lead business development and sales efforts in her role as SVP of Growth Strategy with Speranza. Ms. Bell was immediately drawn to the innovative treatment approach afforded to opioid patients with the S.T.Genesis and is able to use her extensive clinical knowledge and national network to bring a new and exciting detox device to help relief the pain and suffering of those she has worked for 30 years to help find recovery. She brings a knowledge of both treatment and successful recovery to her passion for the patients and families we serve.



Melanie Rosenblatt, MD

Medical Advisor

Melanie Rosenblatt, MD is a graduate of SUNY at Stony Brook School of Medicine. She completed her anesthesia residency and pain training at St Joseph's Hospital Health Center in Syracuse, NY. She is board certified in Anesthesiology, Pain Management and Addiction Medicine. She has been practicing in South Florida since 1995 and maintains her private practice in Boca Raton, FL. Melanie Rosenblatt was the Medical Director of Pain Management for Broward Health North, a level II trauma center from 2002 to 2017 where she was the chairperson of the Credentials and Qualifications Committee and sat on the Medical Executive Board. She is a founding partner of Melrose Pain Solutions and she is the Chief Medical Officer of iRecovery.

She is a consultant for the DEA, FBI, and many hospital systems in evaluating opioid prescribing patterns. She serves as a medical expert in the national opioid litigation and has testified extensively about appropriate opioid prescribing and how doctors make prescribing decisions. Melanie Rosenblatt is a recognized thought leader and national expert in her field.

Offering Summary

Company	:	Speranza Therapeutics, Inc.
Corporate Address	:	433 Plaza Real Suite 275, Boca Raton, FL 33432
Offering Minimum	:	$9,997.39
Offering Maximum	:	$1,069,996.33
Minimum Investment Amount (per investor)	:	$599.43

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	1,451
Maximum Number of Shares Offered	:	155,297
Price per Share	:	$6.89
Pre-Money Valuation	:	$7,666,881.95

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time Based:

Friends and Family Early Birds

Invest within the first week and receive 15% Bonus Shares

Super Early Bird Bonus

Invest in the second week and receive 10% Bonus Shares

Early Bird Bonus

Invest in the third week and receive 5% Bonus Shares

Tier 1 - $5,000+

Invest $5,000+, and recieve 2% Bonus Shares

Tier 2 - $15,000+

Invest $15,000+, and recieve 5% Bonus Shares

Tier 3 - $30,000+

Invest $30,000+, and recieve 10% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Speranza Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.89 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $689. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

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- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SPERANZA THERAPEUTICS, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF DECEMBER, A.D. 2021, AT 11:44 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

7614075 8100
SR# 20214115994

Authentication: 204999914
Date: 12-16-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:44 AM 12/16/2021
FILED 11:44 AM 12/16/2021
SR 20214115994 - File Number 7614075

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

SPERANZA THERAPEUTICS, INC.

Speranza Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That, in a written consent executed by each member of the Board of Directors of the Corporation, resolutions were adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation (the "Amendment"), declaring said Amendment to be advisable, and resolving to submit the Amendment to the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed Amendment is as follows:

> **RESOLVED**, that the Certificate of Incorporation of the Corporation be amended by amending and restating the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read in its entirety as follows:
>
> "FOURTH: The Corporation is authorized to issue two classes of stock, to be designated "Common Stock", with a par value of $0.0001 per share, and "Preferred Stock", with a par value of $0.0001 per share. The total number of shares of Common Stock which the Corporation is authorized to issue is 7,500,000 and the total number of shares of Preferred Stock which the Corporation is authorized to issue is 5,000,000."; and be it further
>
> **RESOLVED**, that the Certificate of Incorporation of the Corporation be amended by adding an Article thereof numbered "TENTH" so that, as added, said Article shall be and read as follows:
>
> "TENTH: The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of authorized preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding."

SECOND: That thereafter, pursuant to an action by written consent of a majority of the shareholders of the Corporation taken without a meeting, in accordance with the General

Corporation Law of the State of Delaware and the Bylaws, the necessary number of shares of the Corporation as required by statute were voted in favor of the Amendment.

THIRD: That said Amendment was duly adopted in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware and the Bylaws.

In witness whereof, the Corporation has caused this certificate to be signed this 15th day of December, 2021.

By: ______________________
Name: Sal Rafanelli
Title: Authorized Officer